February 1, 2008
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn
Mark Rakip

Re:	National Property Investors 4
Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-10412)
Ladies and Gentlemen:
On behalf of National Property Investors 4 (the “Partnership”), attached is in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the Partnership in a letter dated January 24, 2008 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006.
Enclosed with this letter is a letter from the Partnership acknowledging its responsibilities with respect to the disclosure.
If you have any questions or would like any additional information, please do not hesitate to contact either Amy Bowerman Freed by telephone at (212) 918-8270 or me by telephone at (212) 918-3599.
Sincerely,

/s/ Lillian Tsu
Lillian Tsu
cc: Martha L. Long

National Property Investors 4
55 Beattie Place, PO Box 1089
Greenville, SC 29602
February 1, 2008
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn
Mark Rakip

Re:	National Property Investors 4
Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-10412)
Ladies and Gentlemen:
     This letter responds to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned on behalf of National Property Investors 4 (the “Partnership”) in a letter dated January 24, 2008 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006. In connection with the response, the Partnership acknowledges that (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 6. Management’s Discussion and Analysis and Plan of Operation
Liquidity and Capital Resources
1.	Comment: Your response dated January 14, 2008 seems to indicate that you will only include the managing general partner’s audited balance sheet if the managing general partner, as opposed to AIMCO Properties, L.P. (“AIMCO”), has a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership. If the managing general partner has such a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, but does not have the ability to do so and therefore AIMCO has been providing the funding, the audited balance sheet of the managing general partner should be included in the Form 10-KSB and disclosure should be made explaining why AIMCO, rather

Securities and Exchange Commission

than the managing general partner, is providing the funding to the Partnership. If the managing partner does not have a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, then a statement to that effect should be disclosed in the filing.
The Partnership will include, in response to the Staff’s comment, the following disclosure in future periodic reports (emphasis added):
“The managing general partner, on behalf of the Partnership and certain affiliated partnerships, has established a revolving credit facility (the “Partnership Revolver”) to be used to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series. The maximum draw available to the Partnership under the Partnership Revolver is $300,000. Loans under the Partnership Revolver will have a term of 365 days, be unsecured and bear interest at the prime rate plus 2% per annum. The maturity date of any such borrowing accelerates in the event of: (i) the removal of NPI Equity as the managing general partner (whether or not for cause); (ii) the sale or refinancing of a property by the Partnership (whether or not a borrowing under the Partnership Revolver was made with respect to such property); or (iii) the liquidation of the Partnership. While the managing general partner has established the Partnership Revolver, it does not have the ability to advance funds to the Partnership under the Partnership Revolver. Instead, funds are advanced to the Partnership by AIMCO Properties, L.P. (“AIMCO”). AIMCO is an affiliate of the managing general partner and the holder of a majority of the beneficial interest of the Partnership. The managing general partner is in the process of terminating the Partnership Revolver. Following the termination of the Partnership Revolver, there are no other agreements, including the partnership agreement, that obligate the managing general partner to make any advances to the Partnership. Thus, upon termination of the Partnership Revolver, the managing general partner will not have a commitment, intent or implication to fund cash flow deficit or furnish other direct or indirect financial assistance to the Partnership. The audited balance sheet of the managing general partner can be found on page ___of this report. For more information on AIMCO including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission.”
In the event that the Partnership Revolver has been terminated prior to the date of the filing of the Form 10-KSB, the Partnership will include, subject to any comments from the Staff, the following disclosure in all future periodic reports (emphasis added):
“On [DATE], the managing general partner terminated the revolving credit facility (the “Partnership Revolver”) that was established on behalf of the Partnership and certain affiliated partnerships to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series. The managing general partner does not have a commitment, intent or implication to fund cash flow deficit or furnish other direct or indirect financial assistance to the Partnership. The Partnership may receive advances of funds from AIMCO Properties, L.P. (“AIMCO”), an affiliate of the managing general partner and the

Securities and Exchange Commission

holder of a majority of the beneficial interest of the Partnership. For more information on AIMCO, including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission.”
To avoid the expense of preparing the audited balance sheet for the managing general partner, the managing general partner is actively working to terminate the revolving credit agreement prior to the date of filing of the Form 10-KSB for the year ended December 31, 2007.
          If you need additional information, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,
/s/ Stephen B. Waters
Stephen B. Waters
Vice President NPI Equity Investments, Inc., Managing General Partner of National Property Investors 4